(Check One):	UNITED STATES
☒ Form 10-KSB	SECURITIES AND EXCHANGE COMMISSION
☐ Form 11-K	Washington, D.C. 20549
☐ Form 20-F
☐ Form 10-QSB	FORM 12b-25

NOTIFICATION OF LATE FILING

For Period Ended: December 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

BioDelivery Sciences International, Inc.

Full Name of Registrant

Former name if applicable

2501 Aerial Center Parkway, Suite 205

Address of Principal Executive Office (Street and Number)

Morrisville, North Carolina 07103

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant’s Annual Report on Form 10-KSB for the year ended December 31, 2005 could not be filed within the prescribed time period without unreasonable effort or expense because additional time was required to evaluate the proper accounting treatment for the Registrant’s currently outstanding convertible securities. The Registrant expects that the subject Annual Report on Form 10-KSB will be filed within the period specified by Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

James A. McNulty (Name)	(813) (Area Code)	864-2562 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

The Company expects to incur a net loss attributable to common stockholders for the period ended December 31, 2005 of $10.1 million compared to a net loss attributable to common stockholders of $2.8 million for the year ended December 31, 2004.

BioDelivery Sciences International, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2006	By:	/s/ James A. McNulty
	Name:	James A. McNulty
	Title:	Secretary, Treasurer and Chief Financial Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)